Mail Stop 4561

                                                            September 12, 2018


Jonathan Read
Chief Executive Officer
TimefireVR Inc.
7150 E. Camelback Rd.
Suite 444
Scottsdale, AZ 85251

       Re:      TimefireVR Inc.
                Amendment No. 2 to the Preliminary Proxy Statement on Schedule
14A
                Filed August 14, 2018
                File No. 000-31587

Dear Mr. Read:

       We have limited our review of your revised filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Proposal 2: Approval of Articles of Amendment to Our Articles of
Incorporation...

Reasons for Amendment

   1. You indicate that the company is engaged in the mining of bitcoin, ether and litecoin. Please revise your disclosure as follows:

                Provide a detailed discussion of the steps you have taken to launch your mining operations and describe how you will fund those operations. In this regard, we note your disclosure in the Form 10-Q filed on August 14, 2018 that "in April
                2018, the Company began its mining operations... It started out mining Bitcoin and later, in June 2018, expanded into the mining of ether. The revenue generated
 Jonathan Read
TimefireVR Inc.
September 12, 2018
Page 2

              is valued by the cryptocurrency fair value on the date earned. Such amounts aggregated $8,917 for the six months ended June 30, 2018."

              Describe the consensus mechanism of each blockchain network whose transactions you verify or will verify. In this regard, you should address any
              material differences between these consensus mechanisms; disclose the extent to which mining servers and associated equipment will be allocated to one digital asset versus another; and discuss the material implications for your financial condition and operating performance.

              Disclose whether you intend to hold any digital assets that you receive as a reward or compensation for investment or to convert them into fiat currency after receipt. In this regard, we note your disclosure in the Form 10-Q filed on August 14, 2018 that
              "the Company is paid in cryptocurrency for its mining operations."

       Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at
(202) 551-3673
with any questions.


                                                            Sincerely,

                                                            /s/ Folake Ayoola

                                                            Folake Ayoola
                                                            Special Counsel
                                                            Office of
Information Technologies
                                                            and Services




cc:    Michael Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.